File No. 70-8797


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 Amendment No. 1
                                       to
                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

                            MISSISSIPPI POWER COMPANY
                                 2992 West Beach
                           Gulfport, Mississippi 39501

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

                               Michael W. Southern
                      Vice President, Secretary, Treasurer
                           and Chief Financial Officer
                            Mississippi Power Company
                                 2992 West Beach
                           Gulfport, Mississippi 39501

                   (Names and addresses of agents for service)

  The Commission is requested to mail signed copies of all orders, notices and communications to the above agent for service and to:

     W. L. Westbrook                             John D. McLanahan, Esq.
 Financial Vice President                          Troutman Sanders LLP
   The Southern Company                         600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                              Suite 5200
 Atlanta, Georgia 30303                        Atlanta, Georgia 30308-2216

Item 1          Description of Proposed Transaction.
         Item 1.2 is hereby amended to read in its entirety as follows:
         1.2 Mississippi proposes to effect borrowings from certain banks or other lending institutions. Such institutional borrowings will be evidenced by notes to be dated as of the date of such borrowings and to mature in not more than seven years after the date of issue, or by "grid" notes evidencing all outstanding borrowings from each lender to be dated as of the date of the initial borrowing and to mature not more than seven years after the date of issue. Mississippi proposes that it may provide that any note evidencing such borrowings may not be prepayable, or that it may be prepaid with payment of a premium that is not in excess of the stated interest rate on the borrowing to be prepaid, which premium in the case of a note having a maturity of more than one year may thereafter decline to the date of the note's final maturity. The form of note applicable to this paragraph is filed herewith as Exhibit A-1.
         Borrowings will be at the lender's prevailing rate offered to corporate borrowers of similar quality. Such rates will not exceed the prime rate or (i) LIBOR plus up to 3/4 of 1%, (ii) the lender's certificate of deposit rate plus up to 1%, or (iii) a rate not to exceed the prime rate to be established by bids obtained from the lenders prior to a proposed borrowing; provided, however, that with respect to borrowings with a maturity in excess of one year, the rate will not exceed the yield for a comparable maturity Treasury note plus one percent.
         Compensation for the credit facilities may be provided by fees of up to 1/2 of 1% per annum of the amount of the facility. Compensating balances may be used in lieu of fees to compensate certain of the lenders.
         Item 1.4 is hereby amended to read in its entirety as follows:
         1.4 Mississippi also proposes that it will have authority to issue and sell commercial paper to or through dealers from time to time prior to January 1, 2003. Such commercial paper will be in the form of promissory notes with varying maturities not to exceed nine months. Actual maturities will be determined by market conditions, the effective interest costs and Mississippi's anticipated cash flow, including the proceeds of other borrowings, at the time of issuance. The commercial paper notes will be issued in denominations of not less than $50,000 and will not by their terms be prepayable prior to maturity. The form of commercial paper note is filed herewith as Exhibit A-2.
         The commercial paper will be sold by Mississippi directly to or through a dealer or dealers (the "dealer"). The discount rate (or the interest rate in the case of interest-bearing notes), including any commissions, will not be in excess of the discount rate per annum (or equivalent interest rate) prevailing at the date of issuance for commercial paper of comparable quality of the particular maturity sold by issuers thereof to commercial paper dealers.
         No commission or fee will be payable in connection with the issuance and sale of commercial paper, except for a commission not to exceed 1/8 of 1% per annum payable to the dealer in respect of commercial paper sold through the dealer as principal. The dealer will reoffer such commercial paper at a discount rate of up to 1/8 of 1% per annum less than the prevailing interest rate to Mississippi or at an equivalent cost if sold on an interest-bearing basis.
         Each certificate under Rule 24 with respect to the issue and sale of commercial paper will include the name or names of the commercial paper dealers, the amount of commercial paper outstanding as of the end of each quarter and information with respect to the discount rate and interest rate.

 Item 6.  Exhibits and Financial Statements.

          (a)  Exhibits.

           A-1  -  Form of note.

           A-2  -  Form of commercial paper note.

           F    -  Opinion of Eaton and Cottrell, P.A., counsel for Mississippi.

           H    -  Form of Notice.  (Previously filed.)


          (b)      Financial Statements.

                   Balance sheet of Mississippi at December 31, 1995.
                      (Designated in Mississippi's Form 8-K dated February 21, 1996, File No. 0-6849.)

                   Statement of income and statements of earnings retained in the business and other paid-in capital of Mississippi for the twelve months ended December 31, 1995. (Designated in Mississippi's Form 8-K dated February 21, 1996, File No. 0-6849.)

          Since December 31, 1995, there have been no material changes, not in the ordinary course of business, in the financial condition of Mississippi from that set forth in or contemplated by the foregoing financial statements.

                                   SIGNATURES
            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated  March 13, 1996              MISSISSIPPI POWER COMPANY


                                   By____/s/Wayne Boston__________
                                            Wayne Boston
                                       Assistant Secretary